UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Growmotely, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      August 17, 2020

Physical Address of Issuer:

2810 N. Church Street, PMB 71440, Wilmington, DE 19802-4447, United States

Website of Issuer:

https://growmotely.com/

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$754,588	$1,074,279
Cash & Cash Equivalents	$77,918	$260,047
Accounts Receivable	$(121,715)	$0
Current Liabilities	$680,918	$227,710
Long-term Debt	$1,047,182	$17,021
Revenues/Sales	$1,589,839	$332,138
Cost of Goods Sold	$1,410,900	$295,892
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(542,518)	$(361,020)*

Table of Contents

Growmotely, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Growmotely, Inc. ("**Growmotely,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://growmotely.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 9, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sarah Hawley
_____
(Signature)

Sarah Hawley
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sarah Hawley
_____
(Signature)

Sarah Hawley
_____
(Name)

Director
_____
(Title)

May 9, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 9, 2023

Growmotely, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Growmotely, Inc. (the "**Company**") is the world's first talent marketplace connecting conscious companies hiring remotely and professionals to redefine work for humanity. The Company was incorporated in Delaware as a corporation on August 17, 2020.

The Company is located at 2810 N. Church Street, PMB 71440, Wilmington, DE 19802-4447, United States.

The Company's website is httsp://www.growmotely.com/.

The Company is headquartered and qualified to conduct business in Delaware. The Company also sells its services through the Internet and throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 15,000,000 shares of common stock, of which 10,050,187 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the

Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

Growmotely, Inc. is the world's first talent marketplace connecting conscious companies and professionals. For small growing businesses, we plug in as your end-to-end Human Resources department (from posting roles, recruitment support, applicant management, hiring and payroll, all the way through to culture support and training and development for your team). For professionals we connect you with aligned companies, and provide you with community and support for the rest of your remote career.

Business Plan

The Company plans to significantly expand its business by investing in software development and product development, increasing sales, marketing and growth acquisition and funding our general business operations and administration. Any capital we raise in the future will empower us to expand our software and product development, increase our sales, cultivate our marketing and growth acquisition efforts, and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Staffing	Find and hire aligned full-time team members anywhere in the world.	Culture-focused small, growing companies.
Events	We host regular online Masterclasses and Summits.	Professionals, job seekers, entrepreneurs and leaders (global) looking to grow as individuals and develop better working relationships and better culture within their organizations.
Culture Tools	For existing teams, plug into our culture tools and community for $9/user/month.	Culture-focused small, growing companies.
Premium Job Postings	Boosted job adverts on our job board.	Culture-focused small, growing companies looking to hire quickly and attract more applicants.
Benefits Marketplace	Choose-your-own-benefits in our Benefits Marketplace.	Remote professionals who engage in work on our platform, they can use their benefits account balance (topped up monthly by the company they work with).

Competition

In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, and value are also important differentiating factors.

While Growmotely has no direct competitors (being a tech-driven and global staffing company), traditional staffing providers, global EOR providers, traditional job boards, HRS tech, culture management platforms and other online remote communities all form part of the competitive landscape we operate in.

Customer Base

Our current customer base consists of culture-focused small, growing companies in the United States, Canada and Australia who are either fully-remote, actively hiring, growing and nurturing their team.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All other intellectual property is in the form of trade secrets, business methods and know-how, and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.growmotely.com/domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sarah Hawley	CEO and Founder	CEO and Founder of Growmotely, Inc., 2020 – Present Responsible for leading the team, developing and executing strategy and general CEO responsibilities Co-Founder of League of Extraordinary Women, 2011 – Present Shareholder only, no operating role Co-Founder of Grow My Team, 2014 - 2021 Responsible for leading the team, developing and executing strategy and general CEO responsibilities	EO, Entrepreneurial Masters Program, 2017; Singularity University, Executive Education Program, 2016; RMIT University, Bachelor of Business, Financial Planning, 2010
Theodora Gatin	Chief Marketing Officer and Co-Founder	CMO and Co-Founder of Growmotely, Inc., 2020 - Present Responsible for shaping and guiding the identity, expression, and impact of the Company, its influence on culture and society, and the community and ecosystem the Company is building around it. Brand and Marketing Manager of Grow My Team, 2019 - 2021 Responsible for creating exposure for the company's offerings and brand in the world. Full rebrand of the company's identity to better reflect its market positioning and unique value adds. Revamped marketing funnels, channels and processes. Boosted social media presence and amplified brand's voice.	SNSPA, National University of Communications, Public Relations and Political Studies Master's Degree in Communications, Public Relations, Advertising, and Applied Communication, 2013 Faculty of Foreign Languages and Literatures, University of Bucharest Bachelor's Degree in Foreign Languages, English and Spanish, Foreign Languages, 2011

Apple Eyay	Chief Financial Officer	CFO of Growmotely, 2021 – Present Responsible for leading the finance team and financial actions of the Company and general CFO responsibilities such as analyzing strengths/weaknesses in the company's finances and overseeing all aspects of our financial success. Finance Manager of Grow My Team, 2017 - 2021 Responsible for budgeting and forecasting, financial management and reporting activities.	Miriam College Bachelor of Science, Accountancy, 2007 Lean Six Sigma Yellow Belt Certification, 2021 Lean Six Sigma White Belt Certification, 2021
Cass Biyang	Chief Operations Officer and Co-Founder	COO and Co-Founder of Growmotely, Inc., 2020 – Present Responsibilities include managing all operational processes for the team including resource management. Supporting the leadership team with strategic plans for investment opportunities, key priorities, and day-to-day operations. Commercial Manager of IPX EG, 2013 – 2020 Served in the leadership team of a young telecom company in Central Africa and grew the brand from a startup to $20M in annual revenue with over 100 employees in 5 years; Responsible for commercial, marketing and service delivery management of enterprise clientele.	Pan-Atlantic University, MSc, Marketing Communication, 2011 Covenant University BSc, Communication, 2006
Lee van Staden	Head of Account Management	Head of Account Management at Growmotely, Inc., 2021 – Present Responsible for building relationships with existing clientele and developing strategies to grow the Company's client base, and general leadership responsibilities. Senior Key Account Manager of Futurelink Recruitment, 2020 – 2021 In charge of account management, sales calls, and meetings with key clients to further develop the relationships.	University of KwaZulu-Natal, B.A., English/ Classical Civilizations, 2005
Carlos Cole	Head of Growth	Head of Growth at Growmotely, Inc., 2021 – Present Responsible for identifying sales and business development opportunities as	ITEAP Master of Business Administration, 2016

		well as sourcing leads and converting these to active engagements and business revenue	
		Sales Manager of Maretai Organics - Organic Certified Bulk Food, 2020 - 2021	
		Responsible for building a sales team and redefining processes between the sales and operations areas.	

Biographical Information

Sarah Hawley: Sarah is the CEO and Founder of the Company. Driven by her passion for the freedom that remote work provides professionals and companies alike, Sarah is trailblazing the space - as a thought leader and creator - where remote work, conscious leadership, and personal and professional growth intersect. Shoestring recognized her as one of the Top Female Entrepreneurs under 40; before the Company, Sarah started and successfully sold multiple companies for seven-figure sums. Mother to 1-year-old Luka, and author of the book 'Conscious Leadership: a Journey from Ego to Heart', Sarah is revolutionizing the world of work.

Theodora Gatin: Theodora is the Chief Marketing Officer and Co-Founder of the Company. She is a full-spectrum creative and communications professional with a decade of experience exploring Branding, Marketing, Public Relations, Design, Creative Directing, and Community Management & Growth. Theodora enjoys creating, stewarding and growing conscious brands that bring positive change in the world and shift culture for the greater good.

Apple Evay: Apple is the Chief Financial Officer of the Company. She has extensive experience in finance and designing and installing financial reporting systems. Apple also enjoys dancing, travel and adventure.

Cass Biyang: Cass is the Chief Operations Officer and Co-Founder of the Company. She is a true integrator at heart, a chess, travel and cooking enthusiast with a huge appetite for books! Cass's passion and interest in technology and business has driven her to develop a strong expertise in business processes and service delivery competence within the information technology space.

Lee van Staden: Lee is the Head of Account Management for the Company. She is a multi-skilled and multi-talented Account Manager with strong experience recruiting across multiple industries, both within South Africa and globally.

Carlos Cole: Carlos is the Head of Growth for the Company. He is a conscious business generalist with over a decade of experience growing and leading sales teams in diverse industries such as Energy, Construction, IT and Venture Capital. Carlos is passionate about building long-term relationships based on trust, enabling integrative negotiations, and reshaping the future of work. He is also interested in music, DIY projects, travel, economics, and nature.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 15,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). As of the date of this Form C-AR, 10,050,186 shares of Common Stock are issued and outstanding.

Additionally, the Company has instituted a profit distribution plan for employees, which includes, among other things, the payment of ten percent (10%) of the proceeds from the sale of the Company to employees.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,050,187
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFEs (Simple Agreement for Future Equity)
Face Value	$205,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreement for Future Equity)
Face Value	$465,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $15,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreement for Future Equity)
Face Value	$190,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$64,477*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $1,264 in Crowd SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Unsecured Loan from Company CEO
Amount Outstanding	$8,608
Interest Rate and Amortization Schedule	No interest or amortization schedule
Description of Collateral	Unsecured
Maturity Date	None

Type	Stripe Business Credit Line
Amount Outstanding	$152,388
Interest Rate and Amortization Schedule	Stripe retains 17.2% of gross proceeds processed through Stripe to cover principal plus fixed interest until the loan amount is paid off.
Description of Collateral	Unsecured
Maturity Date	None

Type	ClearCompany Line of Credit
Amount Outstanding	$110,000*
Interest Rate and Amortization Schedule	8% No fixed repayment schedule
Description of Collateral	Unsecured
Maturity Date	None

*Maximum line of credit is $200,000.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$95.00	9,500,000	N/A	August 17, 2020; October 7, 2020;	Section 4(a)(2)
Common Stock	$405,400	550,187	Technology & Development and General Working Capital	December 31, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$860,000	24	Technology & Development and General Working Capital	September 24, 2020; December 9, 2020; April 13, 2021; May 26, 2021; June 27, 2021; June 30, 2021; July 9, 2021; August 1, 2021; August 5, 2021; August 12, 2021; August 24, 2021; August 26, 2021; September 1, 2021; September 23, 2021; September 24, 2021; September 30, 2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$64,477*	125	Technology & Development and General Working Capital	September 26, 2022	Reg. CF

*Includes $1,264 in Crowd SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Sarah Hawley	8,000,000 shares of Common Stock	79.60%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Growmotely, Inc. (the "**Company**") was incorporated on August 17, 2020 under the laws of the State of Delaware, and is headquartered in Wilmington, DE. In September 2021, the Company acquired the assets and assumed certain liabilities of Grow My Team Pty Ltd, an Australian company previously owned and operated by the Company's CEO and Founder.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $129,702 in cash and cash equivalents, leaving the Company, when combined with its available line of credit, with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In September 2022, the Company completed an offering pursuant to Regulation CF and raised $63,213.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) From time to time since inception of the Company, the Company's CEO and Founder, Sarah Hawley, provided cash advances to the Company to cover business expenses personally paid on behalf of the Company by the Company's CEO. The Company periodically pays down these advances. The amount currently owed by the Company, classified as a loan, is $8,608. The loan does not carry an interest rate and does not have a maturity date.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 9, 2023

Growmotely, Inc.



Balance Sheet

Growmotely, Inc.
As of December 31, 2022

	DEC 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
Stripe USD	77,918.06
Total Cash and Cash Equivalents	**77,918.06**
Accounts Receivable	(121,715.61)
Payoneer	122,214.26
Payoneer - Old	163.57
Prepayments	1,599.03
Stripe Community Account	(46.16)
Wise	23.59
Total Current Assets	**80,156.74**
Long Term Assets	
Business Asset Acquisition	64,483.08
Software Development Costs - Capitalized	609,948.52
Total Long Term Assets	**674,431.60**
Total Assets	**754,588.34**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	141,690.63
American Express	17,236.15
Benefits Account	5.00
Benefits Accrual (15%)	114,139.32
Benefits Accrual (5% Buffer)	66,847.43
Deferred Revenue	735.86
Loan (Clear Banc)	67,053.43
Loan (Sarah Hawley)	85,962.36
Loan (Stripe)	186,296.63
PLATINUM CARD …5790	662.95
Rounding	(58.61)
Sales Tax	(76.94)
Suspense	290.32
Trading Account	133.99
Total Current Liabilities	**680,918.52**
Long Term Liabilities	

	DEC 31, 2022
SAFE Investments	1,047,182.43
Total Long Term Liabilities	**1,047,182.43**
Total Liabilities	**1,728,100.95**
Equity	
Current Year Earnings	(542,518.25)
Owner's Capital	15.00
Owner's Capital: Owner's Investment	95.00
Retained Earnings	(431,104.36)
Total Equity	**(973,512.61)**
Total Liabilities and Equity	**754,588.34**

Income Statement (Profit and Loss)

Growmotely, Inc.
For the year ended December 31, 2022

	2022
Income	
Benefits Transaction Fees	2,050.50
Culture Tools Only	200.00
Events and Community	2,144.69
HR SaaS	299.63
Payroll	1,576,725.24
Premium Job Listings	296.00
Recruitment	8,123.04
Total Income	**1,589,839.10**
Cost of Goods Sold	
Remote Professional Payments	1,410,900.19
Total Cost of Goods Sold	**1,410,900.19**
Gross Profit	**178,938.91**
Operating Expenses	
Bank Fees (General)	1,408.46
Bank Fees (Payoneer)	18.00
Bank Fees (Stripe)	35,331.82
Business License & Fees	450.00
Digital Advertising	50,737.23
General Marketing Expenses	34,667.55
Interest Expense	83,415.00
Marketing Technology	23,798.73
Membership Dues & Subscriptions	10,643.01
Phone / Internet	2,349.67
PR/Media	1,489.08
Prof. Services (Accounting)	35,200.00
Prof. Services (Legal)	16,997.00
Realized Currency Gains	1,156.47
Referral Programs	1,732.52
Salary & Wages	367,696.91
Software & Technology Subscriptions	25,084.48
Training & Education	14,592.54
Travel / Conferences / Speaking	7,563.10
Unrealized Currency Gains	554.47
Web Expenses	8,408.79
Total Operating Expenses	**723,294.83**

	2022
Operating Income	**(544,355.92)**
Other Income / (Expense)	
Interest Income	1,837.67
Total Other Income / (Expense)	**1,837.67**
Net Income	**(542,518.25)**